As filed with the Securities and Exchange Commission on June 23, 2010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR
SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-14540

DEUTSCHE TELEKOM AG
(Exact name of registrant as specified in its charter)

Friedrich-Ebert-Allee 140, 53113 Bonn, Germany
Telephone: +49-228-181-0
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary Shares (without par value)
American Depositary Shares, each representing one Ordinary Share
$500,000,000 5.375% Notes due March 23, 2011
$1,250,000,000 5.25% Notes due July 22, 2013
$650,000,000 5.875% Notes due August 20, 2018
$750,000,000 4.875% Notes due July 8, 2014
$1,000,000,000 5.75% Notes due March 23, 2016
$850,000,000 6.75% Notes due August 28, 2018
$750,000,000 6.000% Notes due July 8, 2019
$3,500,000,000 8.25% Notes due June 15, 2030
$500,000,000 9.25% Notes due June 1, 2032
GBP 300,000,000 7.125% Notes due June 15, 2030
EUR 750,000,000 6.625% Notes due July 6, 2010
EUR 2,000,000,000 8.125% Notes due May 29, 2012

 (Title of each class of securities covered by this Form)

 Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) (for equity securities)	☒	Rule 12h-6(d) (for successor registrants) ☐

Rule 12h-6(c) (for debt securities)	☒	Rule 12h-6(i) (for prior Form 15 filers) ☐

Part I
Item 1:                      Exchange Act Reporting History

A.           Deutsche Telekom AG (“Deutsche Telekom”) first incurred the duty to file reports under section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) on November 18, 1996.
B.           Deutsche Telekom has filed or submitted all reports required under Exchange Act section 13(a) or section 15(d) and corresponding rules of the Securities and Exchange Commission for the 12 months preceding the filing of this Form 15F. Deutsche Telekom has filed at least one annual report under section 13(a) of the Exchange Act.

Item 2:                      Recent United States Market Activity

Subject to the exceptions set forth in Instruction 1 to this Item, Deutsche Telekom last sold securities in the United States in a registered offering under the Securities Act of 1933, as amended (the “Securities Act”) on June 22, 2009 when it sold US$750,000,000 of 4.875% Notes and US$750,000,000 of 6.000% Notes through its finance subsidiary, Deutsche Telekom International Finance B.V., under their automatic shelf registration statement on Form F-3 filed with the Securities and Exchange Commission on March 10, 2009. On June 23, 2010, Deutsche Telekom filed a post-effective amendment to this automatic shelf registration statement terminating the registration of the unsold securities registered thereon.

Item 3:                      Foreign Listing and Primary Trading Market

A.           Deutsche Telekom has maintained a listing of its ordinary shares on the Frankfurt Stock Exchange (the “FSE”), which includes the Xetra (Exchange Electronic Trading) trading system, as well as on the Berlin, Düsseldorf, Hamburg, Hannover, Munich and Stuttgart stock exchanges (collectively with the FSE, the “German Stock Exchanges”), all of which are located in the Federal Republic of Germany. The German Stock Exchanges constitute the primary trading market for Deutsche Telekom’s ordinary shares.  Deutsche Telekom has also maintained a listing of its ordinary shares on the Tokyo Stock Exchange.
B.           Deutsche Telekom’s ordinary shares have been listed on the Xetra trading system of the FSE since November 18, 1996. Deutsche Telekom has maintained a listing of its ordinary shares on the FSE and the other German Stock Exchanges for at least the 12 months preceding the filing of this Form 15F.
C.           The percentage of trading in Deutsche Telekom’s ordinary shares that occurred on the German Stock Exchanges for the 12-month period beginning on April 27,2009 and ending on April 26, 2010 was 68.8%.

Item 4:                      Comparative Trading Volume Data

A.           The first and last days of the recent 12-month period used to meet the requirements of Rule 12h-6(a)(4)(i) under the Exchange Act are April 27, 2009, and April 26, 2010.
B.           The average daily trading volume of Deutsche Telekom’s ordinary shares and American Depositary Shares (“ADSs”) (when expressed in terms of the underlying ordinary shares) in the United States and on a worldwide basis for the period described in Item 4.A is set forth in the table below:

	United States	Worldwide

Traded as ADSs	1,252,843	1,256,329
Traded as ordinary shares 1	12,115	26,521,334
Total	1,264,958	27,777,663

1 Including over-the-counter trades in the United States of ordinary shares

C.           The average daily trading volume of Deutsche Telekom’s ordinary shares in the United States as a percentage of the average daily trading volume for the ordinary shares on a worldwide basis for the period described in Item 4.A was 4.55%.
D.           Deutsche Telekom’s ADSs were delisted from the New York Stock Exchange (the “NYSE”) following the close of trading on June 18, 2010. As of that date, the average daily trading volume of Deutsche Telekom’s ordinary shares in the United States as a percentage of the average daily trading volume for the ordinary shares on a worldwide basis for the preceding 12-month period was 4.76%.
E.           Deutsche Telekom has not terminated a sponsored American Depositary Receipts facility relating to its ordinary shares.
F.           All trading volume information was obtained from Bloomberg L.P.
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Item 5:                      Alternative Record Holder Information

Not applicable.

Item 6:                      Debt Securities

As of June 23, 2010, the following debt securities of Deutsche Telekom International Finance B.V. (the “Notes”) are outstanding. Deutsche Telekom is the guarantor of the Notes.

Notes	Number of record holders

$500,000,000 5.375% Notes due March 23, 2011	51
$1,250,000,000 5.25% Notes due July 22, 2013	72
$650,000,000 5.875% Notes due August 20, 2013	35
$750,000,000 4.875% Notes due July 8, 2014	57
$1,000,000,000 5.75% Notes due March 23, 2016	73
$850,000,000 6.75% Notes due August 20, 2018	42
$750,000,000 6.000% Notes due July 8, 2019	42
$3,500,000,000 8.75% Notes due June 15, 2030	78
$500,000,000 9.25% Notes due June 1, 2032	42

The number of record holders of these Notes on a worldwide basis was determined on the basis of the records of the Depository Trust Company as of March 15, 2010.

Notes	Number of record holders

GBP 300,000,000 7.125% Notes due June 15, 2030	56

The number of record holders of these Notes on a worldwide basis was determined on the basis of the records of Euroclear and Clearstream as of March 26, 2010.

Notes	Number of record holders

EUR 750,000,000 6.625% Notes due July 6, 2010	8
EUR 2,000,000,000 8.125% Notes due May 29, 2012	21

The number of record holders of these Notes who were United States residents was determined as of April 14, 2010. The company relied on the services of Bondholder Communications Group, an independent information service provider, to determine these numbers.

Item 7:                      Notice Requirement

A.           Deutsche Telekom published a notice, as required by Rule 12h-6(h) under the Exchange Act, disclosing its intent to terminate its duty to file reports under section 13(a) and section 15(d) of the Exchange Act on April 21, 2010.

B.           Deutsche Telekom disseminated this release through Business Wire in the United States. In addition, this release was posted on Deutsche Telekom’s website.  Deutsche Telekom submitted a copy of the notice to the Securities and Exchange Commission under cover of a Form 6-K on April 21, 2010.

Item 8:                      Prior Form 15 Filers

Not applicable.

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Part II

Item 9:                      Rule 12g3-2(b) Exemption

Deutsche Telekom will publish the information required under Rule 12g3-2(b)(1)(iii) on its Internet website at http://www.telekom.com.

Part III

Item 10:                      Exhibits

None.

Item 11:                      Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

1.
The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

2.	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

3.	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Deutsche Telekom AG has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Deutsche Telekom AG certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

DEUTSCHE TELEKOM AG

By: /s/ Timotheus Höttges
Name: Timotheus Höttges
Title: Member of the Management Board
For Finance (Chief Financial Officer)

By: /s/ Dr. Guillaume Maisondieu
Name: Dr. Guillaume Maisondieu
Title: Senior Vice President

Date: June 23, 2010